SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Any statements made during this presentation referring to the Company’s business outlook, projections and financial and operating goals represent beliefs and assumptions of the Management of Net Serviços de Comunicação S.A and are based on information currently available to the Company. Forward -looking statements do not guarantee performance. These take in risks, uncertainties and premises since they refer to future events and, therefore depend on circumstances that may not occur.

The audience should understand that general economic and industry conditions, as well as, other operating factors may affect the Company’s future results and lead to outcomes that may be materially different from those expressed in such forward -looking statements.

• The transaction objective is NET’s acquisition of VIVAX’s controlling interest

• Transaction Terms
• Exchange ratio: 0.5678 NET’s PN shares per each VIVAX ’s share

• 1st Step: Acquisition of minority interest

• 2nd Step: Acquisition of the controlling interest, subject to ANATEL’s approval

• Equal treatment to all VIVAX shareholders

  NET takes the leadership as Pay TV consolidator

  Pay TV market share increases from 37% to 45%

  Position strengthening in the State of São Paulo, responsible for 33% of the Brazilian GDP1

  Gains of scale, including programming costs

  Broadband platform strengthening with an additional bidirectional network in important markets

  There is no negative impact on Net Debt to EBITDA ratio

1 Source: IBGE, Fundação Seade

1 includes North American private equity funds

1st Step: Acquisition of Minority Interest - Purchase os shares from HTI

• ON Capital Increase in cash to boost issuance capacity of PN shares
• PN capital increase
            • ON shareholders would have preemptive rights to subscribe 8.58m PN shares in order to avoid dilution
            • PN shareholders would have preemptive rights to subscribe 14.43m PN shares
            • HTI will receive cash or NET PN shares, depending on NET minority shareholders behavior
• Globo and Embratel would not exercise their preemptive rights to subscribe NET PN shares

2nd Step: Acquisition of the Controlling Interest – Incorporation of Shares

• Structure to distribute BTVC capital stock to be defined
• VIVAX ON e PN shareholders and NET ON shareholders approval for the incorporation of VIVAX shares by NET with the issuance of NET PN shares
• There is no preemptive rights to NET shareholders
• NET ON shareholders and VIVAX ON and PN shareholders have withdraw rights on the incorporation

Step 2b: Acquisition of the Controlling Interest – Purchase of Controlling Stake followed by PSO through Alienation of Control

•	Structure to distribute BTVC capital stock to be defined

•	2 capital increases of PN NET shares with asset integralization (VIVAX shares)

	•	ON and PN NET shares will have preemptive rights based on total capital participation

	•	F. Norbert and VIVAX Minority shareholders pay for NET shares with VIVAX shares (in two different stages) in exchange for NET PN shares and cash depending on NET minority shareholders behavior

	•	Globo and Embratel would not exercise their preemptive rights to subscribe NET PN shares

(1) Assuming 0% subscription from NET minority shareholders.

(1) Assuming 100% subscription from NET minority shareholders.

• Market Value
• EV/EBITDA multiple very similar for both companies.
• EV/Subscriber multiple shows a discrepancy, being VIVAX multiple possibly inflated by market expectation of VIVAX future growth in triple-play, which has already happened with NET

• Economic Value
• No synergy was taken into account
• NET management developed an economic analysis, discounting the 2 companies based scenarios, having validated the exchange ratio.

•Conclusion: The agreed exchange ratio is valid not only by market values but also by economic values of both companies.

Market valuation metrics – NET vs. VIVAX

Source: Factset , Consensus IBES
1 Market data in October 9, 2006, forecasts based on IBES data and net debt for both companies in June 30, 2006
2 Last 12 months until June 30, 2006.

Source: Factset , Consensus IBES
1 Trading Days

Financial and Operational Data

Source: Company management
1 On June 30, 2006.

Market Share – Brazil

Source: Pay-TV Survey
1 PTS nº112, Jun 2006

• Vivax has complementary footprint

• Level of Indebtedness in relation to operating cash flow generation remains stable

• Generates synergies on NET’s cost structure

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.